1 Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 19, 2022 The following note was sent from Ted Christie, the Chief Executive Officer of Spirit Airlines, Inc., to all Spirit officers on May 19, 2022. All, We just issued a press release and sent a note to all Team Members regarding the news that our Board has unanimously rejected the JetBlue tender offer. We understand there may be continued confusion or uncertainty among our Team Members, so we’ve included a few FAQ below to help you field questions from your teams. Thank you, as always, for your leadership. Ted FAQ for use to answer quest ions from Team Members 1. What does it mean that Spirit rejected JetBlue’s unsolicited tender offer? • In reviewing JetBlue’s unsolicited tender offer, the Board, in consultation with Spirit’s outside financial and legal advisors, carefully considered numerous factors and concluded that the offer is not in the best interests of Spirit or its stockholders. • In its comprehensive analysis, the Board determined that the JetBlue transaction faces substantial regulatory hurdles, especially while the Northeast Alliance (“NEA”) with American Airlines remains in effect, and is, as a result, not reasonably capable of being consummated and is not superior to Spirit’s agreed merger transaction with Frontier. Accordingly, the Spirit Board unanimously recommends that Spirit stockholders not tender any of their shares into the Offer. • The Board continues to believe the pending transaction with Frontier remains in the best interest of Spirit and its stockholders, and we intend to continue advancing toward completion of the transaction. 2. What is a tender offer? • A tender offer is a direct appeal to the stockholders of a publicly traded company to sell – or “tender” – their shares at a specific price, typically higher than a stock is currently trading.

- In our case, JetBlue is offering to purchase all outstanding shares of Spirit's common stock directly from stockholders, but the situation is no different than the prior proposal – their offer to purchase tendered shares cannot be completed without antitrust approval.

3. **What led the Board to this conclusion?**
   - Consistent with its fiduciary duties and applicable law, and in consultation with outside financial and legal advisors, the Board carefully reviewed JetBlue's tender offer to determine the course of action that it believes is in the best interest of Spirit and its stockholders.
   - As a result of that comprehensive review, the Spirit Board recommends Spirit stockholders reject the offer due to the following:

     - **The JetBlue transaction faces very substantial regulatory hurdles.** The Board does not believe that the JetBlue transaction is likely to receive regulatory approval, especially while the NEA is in effect.

     - **JetBlue's proposed divestitures are highly unlikely to resolve the DOJ's concerns given the NEA's alignment of JetBlue's and American's incentives across the country.** Current DOJ antitrust leadership has expressed deep skepticism about the effectiveness of divestiture remedies and a preference for seeking to block transactions rather than accept divestiture-based settlements.

     - **JetBlue's offer puts nearly all of the significant closing risk on Spirit stockholders.** JetBlue's conditions to the offer – which excuses JetBlue from consummating the offer if there is any decline in either the Dow Jones, the S&P 500 or the NASDAQ-100 Index by more than 10% from May 13, 2022 – subject Spirit stockholders to significant risk due to fluctuating market conditions and stock market volatility.

     - **Debt financing for an acquisition of Spirit by JetBlue remains questionable.** According to JetBlue, the financing commitment letters have an expiration date 14 months from the date of the commitment letters, with certain possible extensions that are subject to (undisclosed) conditions. The Spirit Board believes the regulatory review and challenge process for any acquisition by JetBlue would likely require more than 14 months.

   - This tender offer follows our recent announcement that the Spirit Board determined JetBlue's prior unsolicited proposal did not constitute a 'Superior Proposal' as defined in our original merger agreement with Frontier.

   - Our Board believes in the value creation opportunity of combining the Spirit and Frontier which allows our stockholders to benefit from the industry recovery and the synergies created.

4. **What happens next?**

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3 • On June 10, our stockholders will vote on the Frontier merger during a Special Meeting of Stockholders. Our Board recommends Spirit stockholders vote FOR the merger proposal. • The regulatory review process for our combination with Frontier has been proceeding as planned while the Board reviewed JetBlue’s proposal. • We will continue to keep you updated if, and when, there are developments. Additional Information About the JetBlue Tender Offer Spirit has filed a solicitation/recommendation statement with respect to the tender offer with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You will be able to obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC by Spirit on Spirit’s Investor Relations website at https://ir.spirit.com. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier's Investor Relations website at https://ir.flyfrontier.com and on Spirit's Investor Relations website at https://ir.spirit.com.

4 Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier's directors and executive officers is contained in Frontier's definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit's directors and executive officers is contained in Spirit's definitive proxy statement, which was filed with the SEC on March 30, 2022. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier's and Spirit's current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier's and Spirit's operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as "expects," "will," "plans," "intends," "anticipates," "indicates," "remains," "believes," "estimates," "forecast," "guidance," "outlook," "goals," "targets" and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company's services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements' attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier's cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier's operations including capital expenditures over the next 12 months; Frontier's expectation that based on the information presently known to management,

5 the potential liability related to Frontier's current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned "Risk Factors" in Frontier's and Spirit's reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.